Exhibit 99.1

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Exor N.V. ("Exor")

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25A, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann *Chief Executive Officer*	Chairman **Stellantis N.V.**, Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands; Chairman **Ferrari N.V.**, Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman **Fondazione Giovanni Agnelli;** Member of the Board of Directors of **Meta**, 1 Meta Way Menlo Park, CA 94025, USA.	Italian Citizen

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Nitin Nohria *Chairman and Senior Non-Executive Director*	George F. Baker Jr. and Distinguished Service University Professor at **Harvard Business School**, Boston, MA 02163, USA; Executive Chairman **Thrive Capital**, NYC, New York, USA; Member of the Board of Directors **Anheuser-Busch InBev**, Grand Place 1, 1000 Brussels, Belgium; Member of the Board of Directors **Bridgespan Group**, 2 Copley Place, 7th Floor, Suite 3700B, Boston, MA 02116, USA; Member of the Board of Directors **Rakuten Medical**, 11080 Roselle Street, San Diego, CA 92121, USA; Member of the Board **Massachusetts General Brigham**, Boston, USA; Member of the Board **Alsym Energy**, 82 Cummings Park, Dr. Woburn, MA 01801, USA.	US Citizen
Melissa Bethell *Non-Executive Director*	Senior Advisor **Atairos**, 17 Duke of York Street, London SW1Y 6LB, UK; Chair **Ocean Outdoor**, an Atairos investee company, 25 Argyll Street, London W1F 7TU, UK; Non-Executive member of the Board of Directors **Tesco Plc**, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK; Non-Executive member of the Board of Director **Diageo Plc**, 16 Great Marlborough Street London W1F 7HS, UK; Non-executive director of **Brillio Technologies LLC**, 2999 Olympus Blvd, Suite 275 Coppell, TX 75019, USA. Non-Executive member of the Board of Directors of **The Magnum Ice Cream Company N.V.**, Reguliersdwarsstraat 63, 1017 BK Amsterdam, the Netherlands	British Citizen
Tiberto Brandolini d'Adda *Non-Executive Director*	Member of the Board of Directors **YAFA S.p.A.**, Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy.	Italian Citizen
Laurence Debroux *Non-Executive Director*	Member of the Board of Directors **Novo Nordisk A/S**, Novo Allé, 2880 Bagsvaerd, Denmark; Member of the Supervisory Board **Randstad N.V.**, Diemermere 25, 1112 TC Diemen, the Netherlands; Non-Executive member of the Board of Directors **Kite Insights (The Climate School)**, The Conduit Club, 6 Langley Street, London, England WC2H 9JA, UK; Non-Executive member of the Board of Directors **HEC** , 1 Rue de la Libération. 78350 Jouy-en-Josas, France; Non-Executive member of the Board of Directors **Institut Mérieux**, 17, rue Bourgelat, 69002 Lyon, France.	French Citizen
Sandra Dembeck *Non-Executive Director*	Self-employed; Chair of **TAK Advisory**, 40 Villiers Street, London, WC2N 6NJ.	German Citizen
Axel Dumas *Non-Executive Director*	Chief Executive Officer **Hermès International**, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French Citizen

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Ginevra Elkann *Non-Executive Director*	President **Asmara Films S.r.l.**, Via Giuseppe Sacconi 4/b, 00196 Rome, Italy; President **Pinacoteca Giovanni e Marella Agnelli**, Via Nizza n. 230/103, 10126 Turin, Italy; Member of the Board of Directors **Christian Louboutin** SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France; Member of the Board of Directors **Fondation Cartier**, 261, Boulevard Raspail—75014 Paris, France; Member of the Advisory Board **Christie's**, 8 King Street, London SWlY 6QT, UK; Member of the Board of Trustees **American Academy in Rome**, Via Angelo Masina 5, 00153 Rome, Italy.	Italian Citizen
Karl Guha *Non-Executive Director*	Chairman **ING Groep N.V.**, Bijlmerdreef 106, 1102 CT Amsterdam, the Netherlands Member of the Supervisory Board **SHV Holdings N.V.**, Rijnkade 1, 3511 LC Utrecht, the Netherlands	Dutch citizen
Alessandro Nasi *Non-Executive Director*	Chairman **Comau S.p.A.**, Via Rivalta 30, 10095 Grugliasco, Italy; Chairman **Iveco Defence Vehicles S.p.A.**, Via Alessandro Volta, 6-39100 Bolzano, Italy; Chairman **Astra Veicoli Industriali S.p.A.**, Via Caorsana 79, 29122 Piacenza, Italy; Chairman **GVS S.p.A.**, Via Roma, 50, 40069 Zona Industriale BO, Italy; Member of the Board of Directors **Iveco Group N.V.**, Via Puglia n. 35, Turin, Italy; Member of the Board of Directors **Istituto Italiano di Tecnologia**, via Morego 30, 16163 Genoa, Italy; Member of the Board of Directors **CNH Industrial N.V.**, Cranes Farm Road, Basildon, Essex SS14 3AD, UK; Member of the Strategic Advisory Board of **3 Boomerang Capital**, 382 Greenwich Avenue—Suite One, Greenwich, CT 06830, USA; Member of the Advisory Board **Lego Brand Group**, Aastvej 1, 7190 Billund, Denmark; Member of the Board of Directors of **KIRKBI A/S**, Koldingvej 2, 7190 Billund, Denmark.	Italian citizen

Giovanni Agnelli B.V.

Giovanni Agnelli B.V. ("G.A.") is a Dutch private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.'s principal business and principal office is Gustav Mahlerplein 25A, 1082 MS Amsterdam, The Netherlands.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25A, 1082 MS Amsterdam, The Netherlands.

NAME AND POSITION WITH G.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Jeroen Preller *Chairman and Board Member*	Partner **NautaDutilh**, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch Citizen
Andrea Agnelli *Board Member*	Executive Chairman **Lamse S.p.A.**, Piazza CLN 255, 10123 Turin, Italy; Member of the Advisory Board **BlueGem Capital Partners LLP**, Eagle House 5th Floor, 108 - 110 Jermyn Street, London, SW1Y 6EE, UK; President **Fondazione del Piemonte per l'Oncologia**, Strada Provinciale 142 - KM 3.95, 10060 Candiolo TO, Italy; Vice-Chairman **European Super League Company, S.L.**, c/ José Ortega y Gasset, 29, 5th floor, 28006 Madrid, Spain; Statutory Director **Preun BV**, Prinsengracht 757, 1017 JZ Amsterdam, the Netherlands; Vice President **Royal Park I Roveri**, Rotta Cerbiatta 24, 10070 Fiano (TO), Italy.	Italian Citizen
John Brouwer *Board Member*	Judge at the **Tax Chamber of the Court of North Holland**, the Netherlands.	Dutch Citizen
Niccolò Camerana *Board Member*	Principal at **Stellantis Ventures B.V.**, Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands; Member of the Board of Directors **Scorpio Tankers, Inc**. 99, Boulevard du Jardin Exotique, MC 98000, Monaco.	Italian Citizen
Benedetto Della Chiesa *Board Member*	Private entrepreneur; Member of the Board of Directors and Vice-President of investment vehicle Argo 3, promoted by **Ulixes Capital Partners S.r.l.**, Via di Torre Argentina 21, 00186 Roma, Italy.	Italian Citizen
Luca Ferrero de' Gubernatis Ventimiglia *Board Member*	Self-employed.	Italian Citizen
Alexandre von Furstenberg *Board Member*	Chief Investment Officer **Ranger Global Advisors, LLC**, 14 Beverly Park, Beverly Hills, CA 90212, USA.	US Citizen
Filippo Scognamiglio *Board Member*	Managing Director & Partner **Boston Consulting Group**, 10 Hudson Yards, New York, NY 10001, USA; Member of the Board of Directors **The Boston Consulting Group, Inc.**, Boston, USA.	US Citizen